

June 28, 2013

Via E-mail
Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp
5400 Westheimer Court
Houston, Texas 77056

> **Re:** **Spectra Energy Partners, LP**
> **Registration Statement on Form S-3**
> **Filed June 4, 2013**
> **File No. 333-189066**
>
> **Spectra Energy Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-33007**

Dear Mr. Ebel:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Spectra Energy Partners, LP

Registration Statement on Form S-3

Risk Factors, page 5

1. We note that your stock price has experienced volatility relative to other reporting companies in your industry. Please include a risk factor to disclose this volatility.

Index to Exhibits, page II-6

2. We note your footnote indicating that you might file the form of senior and subordinated indentures listed as Exhibits 4.3 and 4.4 in a post-effective amendment to the registration statement. Please be advised that the forms of indenture will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. For additional guidance, refer to section 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

3. You indicate that you will file Exhibits 25.1 and 25.2, the Statements of Eligibility of Trustee on Form T-1, as exhibits to a Current Report on Form 8-K or post-effective amendment to your registration statement on Form S-3. Please note that the Form T-1 should be filed under the electronic form type "305B2." For additional guidance, refer to section 206.01 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

Spectra Energy Corp

Form 10-K for the Fiscal Year Ended December 31, 2012

DCP Midstream, LLC

6. Property, Plant and Equipment, page F-21

4. Refer to your disclosure where you state, "[w]e revised the depreciable lives for our gathering and transmission systems, processing, storage and terminal facilities, and other assets, effective April 1, 2012. The key contributing factors to the change in depreciable lives is an increase in the estimated remaining economically recoverable reserves, resulting from the development of techniques that improve commodity production in the regions our assets serve. Advances in extraction processes, along with improved technology used to locate commodity reserves, is giving producers greater access to unconventional commodities. The new remaining depreciable lives resulted in an approximate $180 million reduction in depreciation expense for the year ended December 31, 2012." Please tell us in further detail your basis and timing for the

revisions to your depreciable lives resulting from these advances in technology. Lastly, please expand your disclosures throughout your filing to provide more insight into how these technological advances result in longer depreciable lives of these assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Julie Dill
        President and Chief Executive Officer
        Spectra Energy Partners, LP

        Matthew R. Pacey
        Vinson & Elkins L.L.P.